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                                                                    EXHIBIT 12.1

               Computation of Ratio of Earnings to Fixed Charges
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                                                FOR THE SIX
                                             MONTHS ENDED JUNE 30,                 FOR THE YEAR ENDED DECEMBER 31,
                                            -----------------------  ---------------------------------------------------------------
                                              2001       2000         2000       1999       1998          1997       1996      1995
                                              ----       ----         ----       ----       ----          ----       ----      ----
                                                                                   (IN THOUSANDS)

Earnings..................................  $85,244    $53,795      $127,228   $104,241   $74,577      $139,249   $156,160  $162,786
Add:
  Income taxes............................    1,178         32         4,648     (1,525)  (20,475)           --         --        --
  Fixed charges:
    Interest on Bank Facility.............    1,547      8,610        17,167      9,934     4,473         4,271      6,553     6,424
    Interest on Trust Preferred...........    3,742      3,797         7,582      8,288     8,540         6,998         --        --
    Other interest expense................       --         --           349        349       290           259        112        84
                                             ---------------------------------------------------------------------------------------
Earnings before income taxes and fixed
   charges...............................   $91,711    $66,234      $156,974   $121,287   $67,405      $150,777   $162,825  $169,294
                                            ========================================================================================

Fixed charges:
    Interest expense (Bank Facility)....     1,547       8,610        17,167      9,934     4,473         4,271      6,553     6,424
    Interest expense (Trust Preferred)..     3,742       3,797         7,582      8,288     8,540         6,998         --        --
    Interest expense (Other)............        --          --           349        349       290           259        112        84
       Total interest...................     5,289      12,407        25,098     18,571    13,303        11,528      6,665     6,508
                                            ----------------------------------------------------------------------------------------
    Preference share dividends..........        --          --            --         --        --            --         --     2,536
Total fixed charges.....................    $5,289     $12,407       $25,098    $18,571   $13,303       $11,528     $6,665    $9,044
                                            ========================================================================================

Ratio of earnings to fixed charges......     17.34        5.34          6.25       6.53     5.07          13.08      24.43     26.01
                                            ========================================================================================

Ratio of earnings to combined fixed
 charges and preference share dividends.     17.34        5.34          6.25       6.53     5.07          13.08      24.43     18.72
                                            ========================================================================================
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